[TriZetto Logo]

January 26, 2007

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re: Disclosures in Form 10-K and Forms 8-K—File No. 000-27501

Dear Ms. Collins:

This is in response to your letter to me dated December 19, 2006 requesting additional information regarding disclosures made by The TriZetto Group, Inc. (“TriZetto”) in our Annual Report on Form 10-K for the year-ended December 31, 2005 filed with the Commission on February 17, 2006, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on November 6, 2006, and our Current Reports on Forms 8-K filed with the Commission on February 9, 2006, April 25, 2006, August 1, 2006, and October 24, 2006. We appreciate the additional time to respond to your letter. The following are responses to your requests, which are keyed by numbered paragraphs to correspond to the number of your request. For ease of reference, each response is preceded by a reproduction of the corresponding request in italics.

From Form 10-K Filed February 17, 2006

1. We note that you include both products and services in your line item titled “non-recurring revenue” in your Consolidated Statements of Operations. We also note similar classifications related to the corresponding cost of revenue. Tell us how you considered presenting separate line items for revenue earned from the sale of your products and services, as well as cost of revenue, in your Consolidated Statements of Operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Our classifications have been tracked continuously by our investment community and are supplemented by our extensive discussions of revenue and cost of revenue in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 19 in Form 10-K. Although we understand the requirements as addressed in Rule 5-03 (b)(1) and (2) of Regulation S-X, we believe our disclosure is the best method of presenting our financial results to our investors for the following reasons:

1.	This disclosure best represents the nature of our business and how we internally manage our operations.

2.	This disclosure provides the best information for investors to use in evaluating our business and financial results, because non-recurring revenue, by its very nature, represents products or services that may not recur in the future. Investors evaluate this revenue stream (whether from products or services) in connection with their projections of future revenues and costs. We believe this classification has been informative and has met the needs of our investors for the ten-year period since our inception; our business model has not dramatically changed since then.

3.	The classification of recurring and non-recurring is the most often discussed financial aspect of our company with our investors. This disclosure has been requested by sell-side analysts that track our company. These analysts track recurring and non-recurring revenues in their models and routinely ask about fluctuations between these categories. Furthermore, six of the eight analysts also track costs of revenues and gross margins by recurring and non-recurring categorizations.

Ms. Kathleen Collins

January 26, 2007

4.	The categorizations of revenue and cost of revenue are used by our lenders in the evaluation of our business and our financial results and are the basis of specific performance covenants in our credit facilities.

We respectfully believe that any change to the classification of the disclosure of revenue and cost of revenue will disrupt the ability of investors to accurately assess our financial results.

2. We note in your disclosure that you generate recurring revenues under hosting arrangements which is typically billed and recognized monthly over the contract term. Although we note your reference to EITF 00-3, it is unclear how your revenue recognition policy related to these arrangements complies with such guidance. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty. Also, please explain your reference to EITF 00-3 in your discussion of “non-recurring” revenues in your policy footnote as it appears that this guidance relates only to your recurring revenues.

We provide a choice for our customers in allowing them to run our software on their own servers (or other hosting providers) or have us host it for them. For those customers that allow us to host the software for them, we provide customers with the option to purchase the software separately or lease the software in combination with the monthly hosting fees. For customers that purchase the software separately, our typical hosting arrangements allow customers to take delivery and use the software upon termination without a significant termination penalty.

We apply the guidance in EITF 00-3 in determining whether the software elements in our hosting arrangements are covered under SOP 97-2. Specifically, if a customer can take possession of the software during the hosting period without significant penalty and it would be feasible for the customer to run the software on its own hardware or contract with another hosting provider, we would then treat the software element under SOP 97-2. We believe that our hosting arrangements comply with EITF 00-3.

Beginning with Form 10-K for the year ended December 31, 2006, we will incorporate the following reference to EITF 00-3 to apply to the recurring revenue section of the Summary of Significant Accounting Policies within the Notes to Consolidated Financial Statements:

“The Company applies EITF Issue 00-3, ‘Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware’, to hosting arrangements that include the licensing of software. A software element covered by SOP 97-2 is present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.”

3. We also note in your disclosure that for arrangements that contain multiple elements, revenue is recognized using the residual method where vendor-specific objective evidence (VSOE) of fair value exists for all undelivered elements. However, based on your disclosure, it is not clear how you have established VSOE for the undelivered elements. Please tell us how you established VSOE of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g. the initial term for PCS and maintenance). In this regard, describe the process you use to evaluate the various factors that affect your VSOE and explain how your determination of VSOE complies with paragraphs 10 and 57 of SOP 97-2.

Ms. Kathleen Collins

January 26, 2007

We have established VSOE for all undelivered elements in compliance with SOP 97-2, paragraph 10. On at least an annual basis, we evaluate VSOE based on a review of recent standalone transactions. Our analysis has determined that we have priced on a consistent basis for each of the undelivered elements. For each subsequent arrangement, we apply the revenue allocation from our analysis to the arrangement consideration in determining the value of each undelivered element.

Our software license arrangements include options for our customers to purchase annual renewable PCS contracts. PCS is priced as a percentage of software license revenue. We determine VSOE for PCS based on the guidance in SOP 97-2, paragraph 57, and in TPA 5100.55, Fair Value of PCS With a Consistent Renewal Percentage (But Varying Renewal Dollar Amounts) and Software Revenue Recognition.

On at least an annual basis, we evaluate the VSOE of our PCS renewals. This evaluation is performed across similar classes of arrangements and is designed to compare the consistency between the rates charged for PCS renewals. VSOE of the undelivered elements is present in an arrangement if the PCS rate is consistent with this evaluation and the renewal amount is consistent with the PCS rate typically charged to other customers (in compliance with paragraphs 10 and 57 of SOP 97-2). For each subsequent arrangement, we confirm that the arrangement consideration is allocated in accordance with this VSOE analysis.

4. We note your disclosures on page 4 where you indicate that the Company released a new product, Facets Extended Enterprise, which was a “major expansion” of Facets. On page 6 you indicate that many customers are upgrading to Facets Extended Enterprise and such upgrades are included in customers’ annual release fees. Tell us what you mean by “annual release fees”. Also, tell us whether you consider the upgrades provided in the annual release fees to be specified product or specified upgrades and explain how you made the determination. If you consider these items to be unspecified upgrades then please confirm that no portion of the discount, if any, is allocated to such element. Tell us how you considered paragraphs 37-42 of SOP 97-2 in accounting for such rights.

Annual release fees are paid by customers for the rights to receive unspecified upgrades of our products on a when-and-if-available basis. Although we used different terminology on page 4, annual release fees are the same as Post-Contract Support (“PCS”), which is discussed under Revenue Recognition in Note 2 to the Notes to Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2005. We properly account for these fees as PCS under paragraphs 56-62 of SOP 97-2 and amortize the fees on a ratable basis over the appropriate PCS period (typically one year with renewal options).

We introduced Facets Extended Enterprise in 2003 as the next version and release of our Facets product line. Customers already under a PCS contract were entitled to this release as with all other versions and releases of the same product.

In accordance with paragraphs 37-42 of SOP 97-2, we confirm that no portion of the discount has been allocated to unspecified upgrade rights and will update the Summary of Significant Accounting Policies in the Notes to Consolidate Financial Statements in our Form 10-K for the year ended December 31, 2006 as follows:

“For multiple element arrangements, such as software license, consulting services, outsourcing services and maintenance, and where vendor-specific objective evidence (“VSOE”) of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the “residual method.” VSOE of fair value is determined for each undelivered element based on how it is sold separately, or in the case of maintenance, the renewal rate. For

Ms. Kathleen Collins

January 26, 2007

arrangements in which VSOE does not exist for each undelivered element, including specified product and upgrade rights, revenue for the delivered element is deferred and not recognized until VSOE is available for the undelivered element or delivery of each element has occurred. In determining VSOE for the undelivered elements, no portion of the discount is allocated to specified or unspecified product or upgrade rights.

Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.”

5. We note that you issued $100 million aggregate principal amount of 2.75% Convertible Senior Notes due 2025 and that upon conversion, you have the right to deliver shares of your common stock, cash or a combination of cash and shares of your common stock. Tell us how you considered applying the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of these notes include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.

We carefully evaluated the guidance in Statement of Financial Accounting Standards No. 133 – Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). SFAS 133 does not require us to bifurcate from convertible debt an embedded written option on our common shares if that option on a standalone basis would be classified as an equity instrument of TriZetto (paragraph 11.a., paragraph 61.k., and paragraph 199, example 33: Convertible Debt). Paragraph 11 of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” If issued separately, the written equity option embedded in the debentures would be accounted for in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”). While EITF 00-19 states that the requirements of paragraphs 12–32 of EITF 00-19 do not apply if the equity derivative is embedded in a cash instrument, such as the debentures, that is “conventional convertible debt”, the debentures are not “conventional convertible debt” as defined in paragraph 4 of EITF 00-19 because holders may not only realize the value of the conversion option by exercising the option by “receiving the entire proceeds in a fixed number of shares” as the amount of shares that would be issued is variable and therefore the conversion option must be fully EITF 00-19 compliant. The requirements in paragraphs 12-32 of EITF 00-19 are met in order for the embedded derivative to be classified in stockholders’ equity in accordance with paragraph 11.a. of SFAS 133 for the following reasons:

1.	We are permitted to settle in unregistered shares without penalty or damages.

2.	The value of the stock is determined based on market quotations and not by some other commercially reasonable means.

3.	There are no penalties associated with one settlement option verses another settlement option.

4.

We have a sufficient number of authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. The debenture limits the maximum number of shares that could be deliverable in settlement of the debenture to 20% of the outstanding shares. We analyzed the number of authorized and available common shares to the

Ms. Kathleen Collins

January 26, 2007

number of shares needed to satisfy all existing commitments, including the maximum number of shares that could be deliverable in settlement of the debenture indentures assuming a ‘worst case scenario,’ and concluded that sufficient shares were available such that we would not have to seek shareholder approval in order to settle the debenture in shares.

5.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. In addition to the 20% limit above, there is also a Beneficial Conversion Feature cap, which states that at no point will the conversion price fall below the common stock price at issue, (taking into account normal corporate activities, such as stock splits) and a Make Whole Premium cap that limit the conversion price between 1X and 4X-5X the common stock price at issue (taking into account normal corporate activities, such as stock splits).

6.	There are no required cash payments to the counterparty in the event that we fail to make timely filings with the SEC.

7.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make whole” provisions).

8.	There are no requirements to settle in cash, except in the case of a fundamental ownership change whereby the holders of the shares underlying the contract also would receive cash in exchange for their shares.

9.	There are no provisions in the debenture indenture that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

10.	There is no requirement in the debenture indenture to post collateral at any point or for any reason.

Under EITF 00-19, written options in TriZetto’s own stock meet the definition of an equity instrument if the option is physically or net settled and the value of the option is based solely on changes in TriZetto’s share price. According to the terms of the debentures, the embedded equity option can be settled in cash, shares or any combination of cash and shares when tendered by a holder and is only indexed to TriZetto’s own stock. Because the embedded equity option meets these remaining requirements of EITF 00-19, it should be accounted for as an equity instrument of TriZetto rather than an asset or liability.

Paragraph 46 of EITF 00-19 indicates that contracts with multiple settlement alternatives should be accounted for as an equity instrument if they require the company to:

1.	Receive net cash when the contract is in a “gain” position; and

2.	When the contract is in a loss position to pay:

(a)	Net stock; or

(b)	Either net cash or net stock at the company’s option.

When holders have the option to exercise their conversion right discussed above when the Parity Value is greater than Principal Value, we will deliver shares with a fair value equal to the difference between Principal Value and Parity Value, which is the “loss” position for TriZetto. When the Parity Value is less than Principal Value and the holder exercises his or her conversion right, TriZetto will receive the cash value by reducing the amount of cash paid to the holder due for the debentures in an amount equal to the difference between Parity Value and Principal Value. Thus, TriZetto will realize a “gain” based on the change in its stock price, which is paid in cash. Thus, we believe that these conversion features are analogous to the instrument described in paragraph 46 of EITF 00-19 and should be treated as an equity

Ms. Kathleen Collins

January 26, 2007

instrument of TriZetto and should not be bifurcated from the debentures. In addition, EITF 90-19, which addresses instruments with similar characteristics, supports this conclusion.

From Form 10-Q Filed November 6, 2006

6. We note a significant increase in your allowance for bad debts during the nine month period ended September 30, 2006. Tell us the nature of the increase and how you considered including a discussion in your Management’s Discussion and Analysis of Financial Condition and Results of Operations related to this increase. Additionally, tell us whether the reasons for this increase affected your revenue recognition for the related sales.

As noted in Form 10-Q, the allowance for bad debts increased from $855,000 as of December 31, 2005, to $4,492,000 as of September 30, 2006. The increase was a result of applying our consistent methodology as described in the Critical Accounting Policies and Estimates within the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Form 10-Q as well as Note 2 to Form 10-K filed February 17, 2006. We recorded the income statement impact of this allowance for bad debts as a reduction to revenue.

We did not include a separate discussion of the increase in our Management’s Discussion and Analysis of Financial Condition and Results of Operations because there was no income statement impact in the nine-month period. The income derived from the related sales was offset in the same nine-month period as a reduction to income as a result of the increase in the allowance for bad debts. Further, we do not believe the increase in the allowance for bad debts is a trend or representative of larger issues in our business that would be of significant interest to our shareholders.

7. We note that you entered into a settlement agreement with McKesson Information Solutions LLC (McKesson) to settle a patent infringement lawsuit and that you agreed to pay McKesson $15 million for a license of a patent that covers past and future use by the Company. Tell us how you determined whether this settlement contains multiple elements and tell us why you believe the recognition of the total settlement payment in the third quarter of fiscal 2006 is appropriate given that it appears to provide you with future economic benefit associated with a license of the patent.

As stated in Note 8 of our Form 10-Q, the settlement with McKesson Information Solutions LLC involved the payment of $15 million as well as an ongoing 5% royalty fee from future sales of our products that contain certain clinical editing functionality. We retained an independent valuation firm to assist us in determining whether the settlement contains multiple elements, the valuation of those elements, and whether any element represented future economic benefits.

Consistent with the independent valuation firm’s findings, we determined that the following two elements existed in the settlement agreement:

•	The $15 million settlement payment, which represented a payment for past activities prior to the date of the settlement and did not provide a future economic benefit.

•	The 5% royalty rate for future sales of our products that contain clinical editing functionality. The royalty rate was determined to accurately reflect the fair value of the royalty, a future economic benefit.

Based upon management’s intentions and understanding of the settlement and the results of the independent valuation firm, we determined that we did not acquire an asset in connection with the $15

Ms. Kathleen Collins

January 26, 2007

million payment in the settlement agreement. As such, we properly recorded the entire settlement payment as an expense in the third quarter of fiscal 2006.

8. We note you amortize certain acquired core technology associated with your acquisition of CareKey, Inc. over an estimated useful life of ten years. Tell us why you believe an estimated life of ten years is appropriate for this acquired technology and whether the remaining costs are realizable in the near future. Additionally, tell us specifically what this acquired technology represents and how these costs differ from acquired existing software. In this regard, tell us how you considered paragraph 7 of SFAS 86 in determining that such costs should not be interpreted as SFAS 86 computer software costs.

Upon the completion of the acquisition of CareKey, Inc. (“CareKey”) we engaged an independent valuation firm to perform a valuation analysis of intangible assets acquired in the transaction as of December 22, 2005, including developed product technology.

To evaluate the developed product technology, we (and the independent valuation firm) consulted the guidance provided in the AICPA IPR&D Practice Guide. Paragraph 5.3.44, in particular, discusses a situation relevant to CareKey. It was determined the CareKey software solution consisted of base or core technology (“Core Software”) and developed product technology or existing technology (“Existing Software”). The Core Software asset represents a combination of processes and trade secrets and reflects the value of the underlying software that is expected to be re-used in future versions of the revenue generating product as it serves as the base technology for current and future product development. Existing Software represents the present value of the after-tax operating profit from existing software less deductions for the use of contributory assets.

In valuing the developed product technology, we and the independent valuation firm used three traditional approaches employed in the valuation of a business of assets (i.e., the income approach, the market approach and the cost approach) and valued the identifiable intangible assets of CareKey by applying these approaches under the premise of a prudent investor contemplating retention and use of the assets in an ongoing business.

We used the income approach called the royalty savings method. In this approach, the value of the technology is estimated by determining the benefit the company realizes from owning the intangible asset rather than paying royalties. Through discussion with our management and evaluation of contemporary evidence, an annual obsolescence rate of 10% was used.

Based on this obsolescence rate, it was our conclusion and supported by the opinion of the independent valuation firm that an amortization life of 10 years was appropriate. Further, since the value of the Core Software was estimated using an income based valuation approach, splitting the revenue between the subcomponents, we believe that the value of the Core Software is realizable over the amortization period. However, we cannot reliably determine the pattern and per paragraph 12 of SFAS 142 have used a straight-line amortization method for assets identified.

In evaluating the applicability of SFAS 86, it was our determination that the Core Software is a combination of processes and trade secrets and does not represent a software product as defined in Paragraph 2 of SFAS 86 which defines a software product as a “computer software program, a group of programs, and a product enhancement”. This combination of processes and trade secrets does, however, represent technology that forms the foundation from which software products, computer software products and product enhancements can be produced that are subject to the provisions of SFAS 86.

Further, because the valuation of the Core Software was estimated using an income-based valuation approach, these are not “costs incurred in the process of creating a software product that are research and development costs” as defined in Paragraph 2 of SFAS 86. Thus, it was our opinion that the value

Ms. Kathleen Collins

January 26, 2007

associated with the Core Software was not the cost of purchased computer software to be sold, leased, or otherwise marketed as defined in Paragraph 7 of SFAS 86, but is instead a measure of the components supporting the purchase value of CareKey.

9. We also note that you include the amortization of capitalized software development costs as a cost of revenue. Tell us whether you include the amortization related to the acquired core technology as a component of cost of revenue. If you do not include such amortization as a cost of revenue, tell us your basis for not doing so. Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.

We include the amortization of capitalized software development costs – those costs incurred in the process of creating a computer software program, a group of programs and/or product enhancements – as a cost of revenue consistent with FASB Staff Implementation Guide, SFAS 86, Question 17. Intangibles identified by the independent valuation firm represent the value of the purchased entity and not costs consistent with capitalized software development costs. Further, as core technology specifically represents a combination of processes and trade secrets, it does not meet the definition of a computer software program, a group of programs, or a product enhancement per paragraph 2 of SFAS 86. We believe that inclusion of this amortization separately as “Amortization of other intangible assets” in the Condensed Consolidated Statements of Operation with disclosure in Note 9 of the Form 10-Q filed November 6, 2006 better represents the character of the expense and best describes the way investors view our earnings.

Please note that other healthcare IT companies (e.g., SupportSoft and WebMD) have not included the amortization of acquired technology in cost of revenue. We believe that our disclosure provides a consistent comparison that best meets the needs of our investors.

Form 8-K’s filed February 9, 2006, April 25, 2006, August 1, 2006 and October 24, 2006

10. We note your Adjusted EBITDA Presentation in the Form 8-K’s referenced above. We believe the non-GAAP operating statement format appearing in your Form 8-K’s may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., Adjusted EBITDA).

We believe that non-GAAP metrics are important. However, we acknowledge your comments and will remove the non-GAAP operating statement format in Form 8-K’s on a prospective basis.

We acknowledge the following:

•	TriZetto is responsible for the adequacy and accuracy of the disclosure in the filing reviewed by the staff of the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TriZetto may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathleen Collins

January 26, 2007

If you have any questions or would like any additional information, please do no hesitate to call me at (949) 719-2210.

Regards,

The TriZetto Group, Inc.

/s/ James C. Malone

James C. Malone

Chief Financial Officer